Garden for Wildlife

You've been invited to invest in GFW Crowd SPV, LLC

Begin your investment

✉ Email

👤 Name (optional)

🇺🇸 ▾ Phone number (optional)

Continue →

By beginning the investment process, you consent to receive communications via email or SMS regarding updates to this offer, and may unsubscribe at any time.

Investment Details

$2.50 USD

Per Common Stock

Deal Type: Regulation CF

Additional Information

EVERYONE receives perks when investing at certain levels. Click here for more details.

Garden for Wildlife (GFW) employees receive 20% bonus shares when they invest:

- GFW employees *must* register under their respective GFW email domains to receive bonus shares.
- You may change your email account at any point after your investment is accepted.
- The amount of bonus shares will be represented in your Direct Registration Statement (DRS) once shares are issued. The bonus shares will NOT be displayed in your DealMaker account dashboard.

By clicking 'Continue', I consent to receiving reports, promotional email and other commercial electronic messages from GFW or from other service providers on behalf of GFW.

Show less ∧